[LOGO]
                                   PROSPECTUS

                          FIRST MIDWEST BANCORP, INC.

                                1,520,611 Shares
                                  Common Stock
                                ($.01 par value)

          This Prospectus pertains to an offering from time to time of up to 1,520,611 shares of common stock, par value $.01 ("Common Stock"), of First Midwest Bancorp, Inc. (the "Company"), held by stockholders (the "Selling Stockholders") who received the shares in exchange for their shares of common stock of SparBank, Incorporated ("SparBank"), in connection with the Company's acquisition of SparBank on October 1, 1997. See "SELLING STOCKHOLDERS" (located on pages 7-8 of this Prospectus). The Company will not receive any proceeds from the sale of the shares of Common Stock covered by this Prospectus. The Company has agreed to pay certain expenses in connection with this offering (excluding underwriting discounts, selling commissions, brokers' fees or similar discounts, commissions or fees to be paid by the Selling Stockholders).

          The Common Stock is quoted on the NASDAQ Stock Market's National Market (the "NASDAQ National Market") under the symbol "FMBI". On November 17, 1997, the last sale price of the Common Stock as reported on the NASDAQ National Market was $37.25 per share.

          The Common Stock may be offered for sale from time to time by the Selling Stockholders to or through underwriters or directly to other purchasers or through agents or brokers in one or more transactions on the NASDAQ National Market, in one or more private transactions, or in a combination of such methods of sale, at prices and on terms then prevailing, at prices related to such prices, or at negotiated prices. The price at which any of the shares of Common Stock may be sold, and the commissions, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. As of the date hereof, the distribution and sale of the shares of Common Stock offered hereby are also subject to the provisions of an Investment Agreement, dated as of June 18, 1997, between the Company and the Selling Stockholders. The Investment Agreement requires, among other things, that any transfer of the shares "to the public" be made in an "ordinary trading transaction." An "ordinary trading transaction" is defined in the Investment Agreement as a sale of the shares on the NASDAQ National Market using the services of a broker-dealer registered in the state where the transfer is to occur, without the use of special selling efforts or methods. See "PLAN OF DISTRIBUTION" (located on pages 8-9 of this Prospectus).

          See "INVESTMENT CONSIDERATIONS" (located on pages 4-6 of the Prospectus) for a discussion of certain risks that should be considered by prospective investors.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.

               The date of this Prospectus is November 20, 1997.

                               TABLE OF CONTENTS

The Company.........................................................   3
Recent Developments.................................................   3
Investment Considerations...........................................   4
Use of Proceeds.....................................................   7
Selling Stockholders................................................   7
Plan of Distribution................................................   8
Legal Matters.......................................................  10
Experts.............................................................  10
Available Information...............................................  10
Incorporation of Certain Documents by Reference.....................  11


          No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is current as of any time subsequent to the date hereof.

                                  THE COMPANY

          The Company is a Delaware corporation that was incorporated in 1982 for the purpose of becoming a multi-bank holding company. The subsidiaries ("Affiliates") of the Company include a commercial bank that is a national banking association and three nonbank Affiliates that offer trust and investment management, mortgage banking and credit life insurance related services in the same markets served by the bank Affiliate. See also "RECENT DEVELOPMENTS" below. The Company, headquartered in the Chicago suburb of Itasca, Illinois, is Illinois' third largest publicly traded bank holding company with assets of approximately $3.2 billion at September 30, 1997, before considering the SparBank acquisition.

          The Company's national bank affiliate, First Midwest Bank, National Association (the "Bank"), is engaged in the general commercial banking business which embraces all the usual functions of commercial and retail banking, including: accepting deposits; commercial and industrial, consumer and real estate lending; collections; safe deposit box operations; and other banking services tailored for individual, commercial and industrial and governmental customers. The Bank operates 50 banking offices in northern Illinois with approximately 80% of its banking assets located in the suburban metropolitan Chicago area. Another approximate 13% of the Bank's assets are located in the "Quad-Cities" area of Western Illinois which includes the Illinois cities of Moline and Rock Island and the Iowa cities of Davenport and Bettendorf. The remaining assets of the Bank are located in the southeastern region of the state in Vermilion and Champaign counties. In each of the primary markets in which the Bank operates, it ranks among the top five banking institutions in market share of deposits.

          First Midwest Trust Company, N.A. (the "Trust Company"), provides trust and investment management services to its clients, acting as executor, administrator, trustee, agent, and in various other fiduciary capacities. As of September 30, 1997, the Trust Company had approximately $1.4 billion in trust assets under management, comprised of accounts ranging from small personal investment portfolios to large corporate employee benefit plans.

          First Midwest Insurance Company operates as a reinsurer of credit life, accident and health insurance sold through the Bank, primarily in conjunction with its consumer lending operations.

          First Midwest Mortgage Corporation (the "Mortgage Corporation") performs centralized residential real estate mortgage loan origination, sales and servicing operations previously conducted by the Bank.

          The Company's principal executive office is located at 300 Park Boulevard, Suite 405, Itasca, Illinois, 60143-3459, and its telephone number is
(630) 875-7450.

                              RECENT DEVELOPMENTS

          The Company consummated the acquisition of SparBank, the holding company of McHenry State Bank ("MSB"), which is headquartered in McHenry, Illinois, on October 1, 1997. MSB operates four banking offices in McHenry County, Illinois, and had total assets of approximately $437 million as of September 30, 1997. The Company presently plans to merge MSB into the Bank during the first quarter of 1998.

          The acquisition was accounted for as a pooling of interests. The Selling Stockholders received 21.7234 shares of Common Stock for each share of SparBank common stock they owned in a tax-free exchange. The Company issued 3,230,764 shares of Common Stock to the Selling Stockholders in exchange for all of the issued and outstanding common stock of SparBank.

          Acquisition Charge. The Company consummated its acquisition of SparBank on October 1, 1997. Incident to such acquisition, the Company expects to record in the fourth quarter of 1997 a pre-tax merger related charge (currently estimated to be approximately $6.5 - 7.0 million) representing primarily investment banker fees, severance and related benefit costs, legal fees and professional services, contract termination fees and certain other nonrecurring merger-related costs including a one-time provision incident to conforming SparBank's loan loss reserves and credit policies to First Midwest's.

                           INVESTMENT CONSIDERATIONS

          Prospective purchasers should consider carefully the following factors associated with the ownership of the Common Stock together with the other information contained in this Prospectus.

          Competition. Illinois, and more specifically the metropolitan Chicago area, is a highly competitive market for banking and related financial services. Since the Chicago area is the Company's focus market, the Bank, MSB and the Mortgage Corporation are exposed to varying types and levels of competition from associated industries. In general, however, the Bank, MSB and the Mortgage Corporation compete with other banking institutions, savings and loan associations, personal loan and finance companies, and credit unions within their market areas. The Trust Company competes with retail and discount stock brokers, investment advisors, mutual funds, insurance companies, and to a lesser extent, financial institutions. Factors influencing the type of competition experienced by the Trust Company generally involve the variety of products and services that can be offered to clients. Satisfying the needs of the client, in terms of providing quality services and tailored products at competitive prices, primarily dictates the competitive advantage within the industries.

          Loan Portfolio Risks. Inherent in the Company's banking operations are risks associated with the loan portfolio, including credit, interest rate, prepayment and liquidity risk. The Company manages such risks through adherence to policies and procedures designed to control and/or limit risk, such as underwriting and asset/liability policies and procedures as well as a detailed loan rating system used in conjunction with independent credit reviews performed by its loan review staff. Further, loan loss reserve policies provide Management with recommended levels of loan reserves, mitigating the financial statement impact of unforeseen future losses on loans. Management does not believe that the overall loan portfolio risk inherent in the Company's loan portfolio is in excess of risks experienced by others in the same or similar industries.

          Impact of Interest Rate Changes. Interest rate risk is an inherent part of the banking business as financial intermediaries garner deposits and borrow other funds to finance earning assets. Risk results when either contractual relationships or prevailing market conditions cause rates paid on deposits and other borrowings to reprice on a basis which does not coincide with the repricing events affecting yields on earning assets. If more assets than liabilities reprice in a given time period, the balance sheet is considered asset-sensitive. In a rising interest rate environment, this position would generally result in favorable growth in net interest income, and in a declining interest rate environment, net interest income would be adversely affected. Conversely, if more liabilities than assets reprice, the balance sheet is considered liability-sensitive. In a rising rate environment, this position would generally result in an adverse effect on net interest income, and in a declining interest rate environment the effect would be favorable.

          Economic Conditions and Monetary Policies. Conditions beyond Management's control may have a significant impact on changes in net interest income from one period to another. Examples of such conditions could include:
(a) the strength of credit demands by customers; (b) fiscal and debt management policies of the federal government, including changes in tax laws; (c) the Federal Reserve Board's monetary policy, including the percentage of deposits that must be held in the form of non-performing cash reserves; (d) the introduction and growth of new investment instruments and transaction accounts by non-bank financial competitors; and (e) changes in rules and regulations governing payment of interest on deposit accounts.

          Government Regulation. The Company and its Affiliates are subject to regulation and supervision by various governmental regulatory authorities including, but not limited to, the Federal Reserve Board, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation (the "FDIC"), the Illinois Commissioner of Banks and Real Estate, the Arizona Department of Insurance, the Internal Revenue Service and state taxing authorities. Financial institutions and their holding companies are extensively regulated under federal and state law.

          Federal and state laws and regulations generally applicable to financial institutions, such as the Company and the Affiliates, regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. This supervision and regulation is intended primarily for the protection of the FDIC's bank and savings association insurance funds and depositors of a financial institution. Consequently, laws and regulations may impose limitations on the Company that may not be in the best interests of the Company and its stockholders. The effect of such statutes, regulations and policies can be significant, and cannot be predicted with a high degree of certainty.

          FDIC Insurance Premiums. The deposits of the Company are insured up to $100,000 per insured member (as defined by law and regulation) by the FDIC with such insurance backed by the full faith and credit of the United States government. The Company's deposits are predominantly insured by the Bank Insurance Fund ("BIF") while certain deposits of the Company are insured by the Savings Association Insurance Fund ("SAIF"), both of which are administered by the FDIC.

          As insurer, the FDIC assesses deposit insurance premiums and is authorized to conduct examinations of, and require reporting by, FDIC-insured institutions. Deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Institutions assigned higher risk classifications pay deposit insurance premiums at a higher rate than the institutions assigned lower risk classifications.

          The 1997 annual deposit insurance premium established by the FDIC for the Company's BIF assessable deposits is set at 0%, reflecting the lowest premium assessment as the Company is classified as well-capitalized. Further, as a result of the special assessment on SAIF deposits required by the Deposit Insurance Funds Act of 1996, the SAIF was recapitalized on October 1, 1996. Accordingly, no premium assessments have been imposed on the Company's SAIF deposits for 1997. It is unknown whether such assessments will change in future periods.

          For 1997, the Company will pay premium assessments on both its BIF and SAIF deposits in order to service the interest on the Financing Corporation ("FICO") bond obligations which were used to finance the cost of "thrift bailouts" in the 1980's. The FICO assessment rates on BIF assessable deposits were set at $.01296 and $.0126 per $100 of insured deposits for the 1997 first and second semi-annual periods, respectively, and $.0648 and $.0630 per $100 of insured for SAIF assessable deposits, respectively, for such periods. These rates may be adjusted quarterly to reflect changes in the assessment basis for the BIF and SAIF. By law, the FICO rate on BIF assessable deposits must be 1/5 of the rate on SAIF assessable deposits until the insurance funds are merged or until January 1, 2000, whichever occurs first.

          Anti-Takeover Provisions. The Company has taken a number of actions which could have the effect of discouraging a takeover attempt that might be beneficial to stockholders who wish to receive a premium for their shares from a potential bidder. The Company has adopted a stockholder rights plan which would cause substantial dilution to a person who attempts to acquire the Company on terms not approved by the Company's Board of Directors. The stockholder rights plan may therefore have the effect of delaying or preventing any change in control and deterring any prospective acquisition of the Company. The Company's Restated Certificate of Incorporation and its Amended and Restated By-laws also contain provisions which may have the effect of delaying or preventing a change in control. The provisions include: (i) the classification of the Board of Directors; (ii) the restriction that directors can only be removed for cause and only by a majority of the directors or by the vote of persons holding 67 % of the voting securities of the Company; (iii) the authority of the Board of Directors to issue series of preferred stock with such voting rights and other provisions as the Board of Directors may determine; (iv) a super-majority voting requirement to approve certain business combinations; and (v) a super-majority voting requirement to amend provisions of the Restated Certificate of Incorporation or the Amended and Restated By-laws relating to the classification of the Board, removal of directors and the super-majority voting requirement for certain business combinations. In addition, Section 203 of the Delaware General Corporation Law may have the effect of discouraging takeover attempts directed at the Company. Furthermore, employment agreements with certain senior executives of the Company provide for severance pay in the event of a "Change of Control" of the Company as such term is defined in such agreements.

          Acquisition Charge. See "RECENT DEVELOPMENTS -- Acquisition Charge" (located on page 4 of this Prospectus) for a description of the acquisition charge to be recorded in the fourth quarter of 1997 incident to the acquisition of SparBank.

                                USE OF PROCEEDS

          All of the shares of Common Stock covered hereby are being offered by the Selling Stockholders. The Company will not receive any proceeds from the sales of Common Stock by the Selling Stockholders.

                             SELLING STOCKHOLDERS

          On June 18, 1997, the Company, FMB Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Company ("FMB"), and SparBank and certain of the Selling Stockholders entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which SparBank was merged with and into FMB on October 1, 1997 (the "Merger"). Upon the consummation of the Merger, each outstanding share of common stock of SparBank was converted into 21.7234 shares of Common Stock of the Company. A total of 3,230,764 shares of Common Stock were issued to the Selling Stockholders in exchange for all of the issued and outstanding shares of SparBank common stock.

          The Selling Stockholders and the Company are parties to the Investment Agreement pursuant to which the Company agreed to prepare and file with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), registering the offer and sale by the Selling Stockholders of an agreed-upon number of the shares of Common Stock issued in the Merger. The Company has agreed to prepare and file with the Commission such amendments and supplements to the Registration Statement and the Prospectus as may be necessary to keep the Registration Statement effective until the earlier of October 1, 1998, or the date on which all of the shares of Common Stock offered hereby have been sold. Under the terms of the Investment Agreement, the Company has agreed to pay certain fees and expenses incurred in connection with the registration; provided, however, that the Company will not pay any underwriting discounts, selling commissions, brokers' fees or similar discounts, commissions or fees attributable to the sale or distribution of the shares of Common Stock, which expenses will be paid by the Selling Stockholders.

          Under the Investment Agreement, the Selling Stockholders agreed that they would not directly or indirectly offer, sell, pledge or transfer or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or pledge) any of the shares offered hereby, except in compliance with the Investment Agreement and the Securities Act and the rules and regulations promulgated thereunder.

          The Selling Stockholders may not transfer their rights under the Investment Agreement without the Company's consent. Such consent is not required, however, in the case of a transfer by bequest, devise, inheritancy, laws of intestacy, or gift.

          The table below sets forth certain information with respect to the Selling Stockholders and their beneficial ownership of Common Stock as of October 1, 1997, and includes information with respect to positions, offices or other material relationships of the Selling Stockholders with the Company, or any of its predecessors or affiliates, during the past three years. Each of the Selling Stockholders will determine, in such Selling Stockholder's sole discretion, the number of shares of Common Stock, if any, to be sold by such Selling Stockholder during the effectiveness of the Registration Statement, but in no event will such number exceed the number of shares of Common Stock specified below. The Company may amend or supplement this Prospectus from time to time to disclose the names, relationships to the Company, and holdings of Common Stock of additional Selling Stockholders.

                                                                Number of Shares      Percentage of
                               Shares of                        of Common Stock       Common Stock
                              Common Stock   Number of Shares    Owned Assuming      Owned Assuming
                             Owned Prior to  of Common Stock   the Sale of All of  the Sale of All of
Name /1/                      the Offering       Offered       the Shares Offered  the Shares Offered
-------                     --------------  ----------------  ------------------  -------------------
Geraldine C. Cowlin/2/.....     2,310,153       600,000           1,710,153              8.53%
William J. Cowlin, Sr./3/..         8,689         8,689                   0              0.00
William J. Cowlin, Jr./4/..       114,286       114,286                   0              0.00
Sarah Cowlin Towne/4/......       114,286       114,286                   0              0.00
Bridget Cowlin.............       114,286       114,286                   0              0.00
Martha Cowlin..............       114,286       114,286                   0              0.00
David Cowlin...............       114,330       114,330                   0              0.00
John Zieman................       170,224       170,224                   0              0.00
Jane Zieman Salmon.........       170,224       170,224                   0              0.00
                                ---------     ---------
     Total.................     3,230,764     1,520,611
                                =========     ---------
----------------

1 William J. Cowlin, Sr., is the spouse of Geraldine C. Cowlin. William J. Cowlin, Jr., Sarah Cowlin Towne, Bridget Cowlin, Martha Cowlin and David Cowlin are the children of William J. Cowlin, Sr., and Geraldine Cowlin. John Zieman and Jane Zieman Salmon are the nephew and niece of William J. Cowlin, Sr., and Geraldine C. Cowlin.

2 Geraldine C. Cowlin served as President and a Director of SparBank and as a Director of MSB prior to the Merger.

3 William J. Cowlin, Sr., served as Secretary and a Director of SparBank and as a Director of MSB prior to the Merger. As provided in the Merger Agreement, William J. Cowlin, Sr., was appointed to serve as a Director of the Company effective as of October 1, 1997, for a three-year term. Under the terms of the Merger Agreement, William J. Cowlin, Sr. (or such other nominee of Geraldine C. Cowlin) shall be nominated by the Board of Directors of the Company to serve as director of the Company for a second three-year term following the expiration of his first term.

4 William J. Cowlin, Jr., and Sarah Cowlin Towne served as directors of MSB prior to the Merger.


                             PLAN OF DISTRIBUTION

          Subject to applicable provisions of the Investment Agreement, the Common Stock covered by this Prospectus may be offered for sale from time to time by the Selling Stockholders to or through underwriters or directly to other purchasers or through agents in one or more transactions on the NASDAQ National Market, in one or more private transactions, or in a combination of such methods of sale, at prices and on terms then prevailing, at prices related to such prices, or at negotiated prices. Such methods of sale may include, without limitation, (a) a block trade in which the broker-dealer so engaged will attempt to sell the Common Stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker-dealer as a principal and resale by such broker-dealer for its own account pursuant to this Prospectus, and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. This Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution, to the extent that such amendment or supplement is required by applicable law.

          In connection with sales of the Common Stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of Common Stock in the course of hedging the positions they assume with the Selling Stockholders. To the extent permitted by applicable law, the Selling Stockholders may also sell Common Stock short and redeliver the shares to close out such short positions. The Selling Stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker- dealer or financial institution of the Common Stock offered hereby, which Common Stock such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Stockholders may also pledge the shares registered hereunder to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may, subject to the Investment Agreement, effect sales of the pledged Common Stock pursuant to this Prospectus.

          Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated in connection with sales pursuant hereto. Any such remuneration will be disclosed in a prospectus or prospectus supplement filed under the Securities Act, to the extent such disclosure is required under applicable law. The Selling Stockholders and such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales, and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

          In order to comply with the securities laws of certain states, if applicable, the Common Stock will be sold hereunder in such jurisdictions only through registered or licensed brokers or dealers.

          Notwithstanding the foregoing, as of the date of this Prospectus, the distribution and sale of the shares of Common Stock offered hereby are subject to the provisions of the Investment Agreement. The Investment Agreement requires, among other things, that any transfer of such shares of Common Stock "to the public" be made in an "ordinary trading transaction." An "ordinary trading transaction" is defined in the Investment Agreement as a sale of the shares on the NASDAQ National Market using the services of a broker-dealer registered in the state where the transfer is to occur, without the use of special selling efforts or methods.

          Under the Investment Agreement, the Company has agreed to indemnify the Selling Stockholders and certain related persons against certain liabilities in connection with the offering of the Common Stock pursuant to this Prospectus, including liabilities arising under the Securities Act. The Selling Stockholders have also agreed to indemnify the Company and certain related persons against certain liabilities in connection with the offering of the Common Stock pursuant to this Prospectus, including liabilities arising under the Securities Act.

                                  LEGAL MATTERS

          The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Hinshaw & Culbertson, Chicago, Illinois.

                                    EXPERTS

          The consolidated financial statements of the Company appearing in First Midwest Bancorp Inc's. Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

          The consolidated financial statements of the Company as of December 31, 1995 and for each of the years in the two-year period ended December 31, 1995 have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission (File Number 0-10967). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at the following locations: Seven World Trade Center, Suite 1300, New York, New York, 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a Website (http://www.sec.gov) that contains certain reports, proxy statements and other information regarding the Company that the Company files electronically with the Commission. In addition, such reports, proxy statements, and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

          This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company. Any statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents which have heretofore been filed by the Company with the Commission are incorporated by reference in this Prospectus:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

          3. The Company's Current Reports on Form 8-K dated February 11, 1997, June 30, 1997, October 2, 1997, and November 14, 1997 and;

          4. The description of the Common Stock, $.01 par value, and Preferred Stock purchase rights associated with the Common Stock of the Company, no par value, as contained in the Company's Registration Statement on Form 8-A, dated February 17, 1989, as amended by subsequently filed reports on Form 8-A.

          All documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated herein by reference and to be a part hereof. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

          This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available to any person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request, without charge, directed to First Midwest Bancorp, Inc., at its principal executive offices, 300 Park Boulevard, Suite 405, Itasca, Illinois 60143-0459; Attention: Corporate Communications Director (630) 875-7450.

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